787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

VIA EDGAR

December 17, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:         TD Asset Management USA Funds Inc.

1933 Act File No. 33-96132

1940 Act File No. 811-9086

Ladies and Gentlemen:

On behalf of TD Asset Management USA Funds Inc. (the “Registrant”), and pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), I hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 44 to the Company’s Registration Statement under the 1933 Act and Amendment No. 45 to the Company’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).

The purpose of the Amendment is to add 8 new series to the Registrant: TDAM Core Bond Fund, TDAM High Yield Bond Fund, TDAM U.S. Equity Income Fund, TDAM U.S. Large Cap Core Equity Fund, TDAM Global Equity Income Fund, TDAM Global Low Volatility Equity Fund, TDAM Global All Cap Fund, and TDAM Target Return Fund.

It is proposed that the Amendment will become effective 75 days after filing pursuant to Rule 485(a)(2) under the 1933 Act on March 4, 2013.

Any questions or comments on the Amendment should be directed to the undersigned at (212) 728-8813.

Sincerely,

/s/ Diana N. Huffman

Diana N. Huffman

Enclosures

cc:          Michele Teichner, TDAM USA Inc.

Elliot J. Gluck, Willkie Farr & Gallagher LLP

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